Exhibit 99.1

For Immediate Release

SuperCom Reports New Contract Awards of Approximately $8 million

Herzliya, Israel, November 30, 2015 – SuperCom Ltd. (NASDAQ: SPCB), a leading provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, today announced that it has been awarded new contracts, totaling approximately $8 million. The Company expects to deliver and recognize the full value of the orders during the first half of 2016.

“I am very pleased with these new contracts as they continue to demonstrate the inherent value within our customer base and our ability to build long-term relationships” commented Arie Trabelsi, CEO of SuperCom. “It also indicates a strong vote of confidence and a high level of satisfaction in our products and services by customers. We look forward to continuing to pursue and realize the strong demand to our products and solutions.

“Beyond these orders, we continue to see growing demand for our solutions globally. With the excellent team and solutions we have in place, we are poised to continue to unlock the significant potential within SuperCom,” concluded Mr. Trabelsi.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.